NEXCEN BRANDS, INC.
1330 Avenue of the Americas, 34th Floor
New York, New York 10019

April 28, 2008

VIA EDGAR
United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549 Attention: Barbara C. Jacobs
Re:	NexCen Brands, Inc. (the "Issuer") Registration Statement on Form S-3 (SEC File No. 333-149026) Filed February 4, 2008

Ladies and Gentlemen:

The Issuer hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended (SEC File No. 333-149026), to 5:00 p.m., Eastern Time, on Wednesday, April 30, 2008 or as soon thereafter as possible.

The Issuer hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. Additionally, the Issuer acknowledges the following:

1.
Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority declare the filing of our Registration Statement on Form S-3 (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

2.
The action of the Commission or the staff of the Commission acting pursuant to delegated authority in declaring the Filing effective does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.	The Issuer may not assert staff comments or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (212) 277-1154 or Andrew Herman at (202) 879-5224 of Kirkland & Ellis LLP, special counsel to the Issuer, as soon as the Registration Statement has been declared effective.

Very truly yours,

NEXCEN BRANDS, INC.

By:	/s/ Sue Nam
Name:	Sue Nam
Title:	General Counsel